

Mailstop 4631

January 30, 2017

Via E-Mail
Daniel J. Hennessy
Chief Executive Officer
Hennessy Capital Acquisition Corp. II
700 Louisiana Street, Suite 900
Houston, TX 77002

> **Re:** **Hennessy Capital Acquisition Corp. II**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 20, 2017**
> **File No. 1-37509**

Dear Mr. Hennessy:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Summary Term Sheet, page 1

Closing Merger Consideration, page 2

1.   We note your response to comment 2 in our letter dated January 13, 2017. Please revise your disclosure regarding merger consideration to clarify both the amount of and form of consideration to be paid to Daseke shareholders. In this regard, we note that you appear to define "Closing Merger Consideration" as the enterprise value that Hennessy Capital has assigned to Daseke, plus or minus several adjustments (e.g. cash-on-hand, debt, etc.).

Sponsor Share Transfer, page 3

2.   We note your response to comment 4 in our letter dated January 13, 2017 and we re-issue our comment in part. From your response, we understand that the Sponsor will transfer up to 391,892 additional founder shares for the benefit of the Backstop Commitment investors and that 50% of the value of such shares will be deducted from the merger consideration paid to Daseke's shareholders. However, we note that your Proxy Statement states in multiple places that the amount of shares forfeited by the Sponsor will be reduced by 50% of the amount of the Utilization Fee Shares. Please revise your Proxy Statement to reconcile this inconsistency.

Sources and Uses for the Business Combination, page 178

3.   Please revise this section to clarify for investors how numbers listed for both the 33% redemption scenario and the 67% redemption scenario relate to the total value Hennessy Capital has assigned to Daseke and the merger consideration to be paid following the adjustments to the assigned value of Daseke. For example, we note that Footnote 2 states that the 25.9 million shares of Hennessy Capital issuable to Daseke are valued at $10.00 per share while the dollar value of Stock Consideration under Uses for both the 33% redemption scenario and 67% redemption scenario is listed as $235.8 million.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Gordon (Staff Accountant) at 202-551-3866 or John Cash (Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Pamela Long (Assistant Director) at 202-551-3765 with any other questions.

Sincerely,

/s/ John Cash, *for*

Pamela Long
Assistant Director

Office of Manufacturing and Construction

cc: Michael P. Heinz
      Sidley Austin LLP